Genpact Limited Free Writing Prospectus July 30, 2007	Filed Pursuant to Rule 433 Registration Statement No. 333-142875

The Company wishes to disclose to investors the following risk factor which has been modified from the corresponding risk factor contained on page 23 of the preliminary prospectus.

Our growth strategy includes expanding through acquisitions and we are actively considering a number of acquisitions, one or more of which, if consummated, would be material. We may not succeed, however, in consummating any such acquisition or in integrating any acquired business into our operations.

Our growth strategy includes expanding our service offerings, both organically and through strategic acquisitions.  Through the acquisitions we pursue, we may seek opportunities to add to or enhance the services we provide, to enter new industries or expand our Global Client base, or to strengthen our global presence and scale of operations.  We have made acquisitions recently, including E-Transparent B.V. and certain related entities in 2007, which are controlling partners in a partnership collectively known as ICE, MoneyLine Lending Services Inc. in 2006 (now called Genpact Mortgage Services) and Creditek Corporation in 2005.

At the present time, we are actively considering a number of acquisitions, one or more of which, if consummated, would be material.  We are not the only potential buyer for these assets.  We cannot give any assurance as to whether any such transaction would be completed or as to the price, terms or timetable on which we may do so.  In addition, if we are able to consummate any such acquisition, it could result in dilution of our earnings, an increase in indebtedness or other consequences which could be adverse.

In addition, we may not be able to identify suitable acquisition targets or negotiate attractive terms in the future.  If we are unable to make successful acquisitions, our competitiveness and our ability to grow our business could be adversely affected.  If we succeed in making an acquisition, we may not be able to integrate effectively the acquired business into our operations and may not obtain the expected profitability or other benefits in the short or long term from such acquisitions.  Our leadership team’s attention may also be diverted by any historical or potential acquisitions.  Any of the above factors may have a material adverse effect on our business, results of operation and financial condition.

Genpact Limited has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Genpact Limited and its offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or at the link below.  Alternatively, Genpact Limited, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll-free at 1-866-718-1649, Citi toll-free at 1-800-831-9146 or JPMorgan toll-free at 1-866-430-0686.

To review a filed copy of our current registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1398659/000104746907005612/a2178463zs-1a.htm